SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 28, 2004

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2004
SCOR (Registrant)
	By:	/s/ MARCEL KAHN Marcel Kahn, Chief Financial Officer

Press release of June 9, 2004
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SCOR VIE Executive Committee

The SCOR VIE Executive Committee appointed by the Board of Directors of SCOR VIE chaired by Mr. Denis Kessler consists of:

Romain Durand, Chief Executive Officer and Director of SCOR VIE.
 Romain Durand is a graduate of France’s Ecole des Hautes Etudes Commerciales (HEC) business school, the Institut d’Etudes Politiques of Paris and the Centre des Hautes Etudes d’Assurance (CHEA) and has a degree in economics from the Panthéon Sorbonne University. He has been working in the insurance and reinsurance sector since 1983 and has been with SCOR for the past seven years.

Christian Mounis, Deputy Chief Executive Officer of SCOR VIE.
 Christian Mounis is a graduate of France’s ESSEC business school, and has spent the past 27 years with the SCOR Group in various management positions in Asia (Tokyo and Hong Kong) and in France.

Florence Aurelly, Chief Financial Officer of SCOR VIE.
 Florence Aurelly has an actuarial degree from the ISFA school of finance and insurance and worked at AXA prior to joining SCOR in Life reinsurance in 1996.

René Lemaire, Business Underwriting Director of SCOR VIE.
 René Lemaire has a master’s degree in economics and management from the Université d’Amiens and has spent 25 years with SCOR Group in Life reinsurance.

Pierre-Yves Le Corre, Actuarial Director of SCOR VIE.
 Pierre-Yves Le Corre is graduate of the ENSAE school of statistics and economics. He has been with SCOR Group for nine years, after ten years with the Compagnie Bancaire (Paribas) Group as an economist and subsequently in sales then marketing positions with Cardif.

Alain Chevreau, who remains Director, France and French-speaking countries, has also been appointed as Deputy Underwriting Director of SCOR VIE. Alain Chevreau has an actuarial degree from the ISFA school of finance and insurance and has been working at SCOR Group for the past 15 years.

Press release of July 2, 2004
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SCOR Group appointments

•	Jean-Luc Besson, 58, has been nominated Chief Risk Officer — Responsible for the global Central Technical Department

Jean-Luc Besson, Actuary, holds a doctorate in mathematics and has been since January 2003 Chief Reserving Actuary of the SCOR Group. He has been nominated Chief Risk Officer (in charge of the global Central Technical Department) and has the responsibility for the Group’s reserving, pricing, models and retrocession.

After an academic career begun in 1969, during which he was a senior lecturer in mathematics at the Université Claude Bernard (Lyon 1), he joined the FFSA (Fédération Française des Sociétés d’Assurance) in 1985 subsequently becoming Manager. In 1991, he was promoted from Deputy Secretary-General to Assistant Director of the FFSA and then Deputy Director in 1995. In 1997 he became Head of Research and Statistics at the FFSA. In July 2001, he became Senior Vice President, Research, Statistics and Information Systems at the FFSA.

•	Yvan Besnard, 50, has been named Director for Non-Life Treaties, Europe

Yvan Besnard has been named Director for Non-Life Treaties for Europe. He has been since 2003 Chief Internal Auditor for the Group. He joins the Executive Committee of the SCOR Group.

Graduated from the ESSEC Business School, CHEA (Centre des Hautes Etudes de l’Assurance) and holder of the DECS (Diplôme d’Etudes Comptables Supérieures, an advanced accounting degree), he joined the AGF Group in 1978 as Financial Controller of AGF Re, then became Manager of the Technical and Marketing Department of the Health Insurance Division. He joined SCOR Group in 1991 as Head of Management Analysis. In 1993, he became Financial Controller of SCOR Réassurance. In 1995 he joined SCOR UK, where he was appointed Managing Director in 1997. In July 2000, he was appointed Head of Development for the SCOR Group.

He will be assisted by Sylvie Van Viet, 43, Deputy Director, who has been up until now Director of Retrocession for the SCOR Group and by Umberto Gavazzi, 45, Deputy Director, who retains his post as Chief Executive Officer of SCOR Italy as well.

Yvan Besnard replaces François Constantin who is retiring.

•	Sylvain Boueil, 51, has been nominated Chief Internal Auditor for the Group

Sylvain Boueil has been nominated Chief Internal Auditor for the Group. He has been since 2000 Director of Eastern European Markets.

An engineer with degrees from the Ecole Centrale de Lyon and from the Institut des Actuaires Français, Sylvain Boueil started his career at GAN insurance company in 1977. He joined the SCOR Group in 1983 as head of Liability business in Facultatives. He was nominated Chief Underwriting Officer of SCOR US in 1989 and returned to Paris as Technical Director of Non-Life Treaties in 1994.

•	Fabrice de Dianous, 41, has been nominated Director for Eastern European Markets

Fabrice de Dianous has been nominated Director for Eastern European Markets.

Holder of a DESS (post-graduate professional degree) in Tax Law and an MBA from the Conservatoire National des Arts et Métiers, Fabrice de Dianous joined the SCOR Group in 1988 in charge of underwriting for the German Market, then from 1996 for the Central European Markets.

•	Patrick Barrault, 50, has been nominated Director for the French Market

Patrick Barrault has been nominated Director for the French Market. He retains his responsibilites as Director of the Credit & Surety Department as well.

A graduate of the Institut Commercial Supérieur, Patrick Barrault started his career as underwriter in direct Credit & Surety insurance at GIPAC. In 1986 he joined DOW Chemical Company as Managing Director of the Credit Department. In 1991, he joined Sorema where he was appointed Managing Director of the Credit & Surety Department before being promoted to Managing Director of Treaties in March 2000. He joined the SCOR Group in September 2001 as Director of the Group Credit & Surety Department

Patrick Barrault replaces François Mallot who is leaving the Group.

Membership of the Executive Committee of the SCOR Group

The members of the Executive Committee of the SCOR Group are as follows:

•	Denis Kessler — Chairman and Chief Executive Officer

•	Patrick Thourot — Chief Operating Officer

•	Marcel Kahn — Chief Financial Officer

•	Jean-Luc Besson — Chief Risk Officer

•	Romain Durand — Chief Executive Officer and Director of SCOR VIE

•	Victor Peignet — Managing Director, Business Solutions Division

•	Henry Klecan — President & CEO of SCOR US and SCOR Canada

•	Yvan Besnard — Director for Non-Life Treaties, Europe

Press release of July 13, 2004
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SCOR sets up an electronic exchanges platform with Benfield

SCOR receives an award for its achievements in the field of electronic exchanges

•	SCOR sets up an electronic exchanges platform with Benfield

The SCOR Group, one of the reinsurers most actively involved in electronic management with its partners and ceding companies, has broken new ground by creating an electronic exchange platform with Benfield, the international broker.

SCOR’s information systems are now updated automatically with the reinsurance accounts provided by Benfield in electronic form, with no additional manual entry required. The Group is anticipating increased productivity gains thanks to this gradual move toward paperless exchanges with its major partners. Benfield and SCOR utilize XML ACORD (Association for Cooperative Operations Research and Development) standards.

SCOR and Benfield have already carried out 450 electronic transactions via the platform.
In all, SCOR processed 6,200 electronic accounts with a total volume of USD 190 million in 2003.

•	SCOR receives an award for its achievements in the field of electronic exchanges

SCOR was honored once again for its technological advances in the field of electronic exchanges. At its annual conference held from May 23-25 in Las Vegas, ACORD recognized the Group’s achievements with a total of nine awards, including three Greatest Impact awards.

These awards underscore the SCOR Group’s commitment to electronic exchanges, which are fully integrated with the Group’s information systems.

SCOR Group intends to continue to promote the move toward more paperless exchanges with its partners worldwide.

Press release of August 26, 2004
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First Half 2004

Consolidated net income: EUR 58.1 million (+38.7%)

Gross premiums written: EUR 1,308 million (-36.8%)

Approval of the “Moving Forward” plan

•	Gross written premiums: EUR 1,308 million (-36.8% compared to first half 2003)

•	Operating income: EUR 70.6 million (+11.4% compared to first half 2003)

•	Consolidated net income: EUR 58.1 million (+38.7% compared to first half 2003)

•	Combined ratio for the Non-Life business: 98.9% (versus 106.4% for the first half 2003)

•	Overhead expenses: reduction of 9.3% for the first half 2004 compared to the first half 2003 (by 14.8% excluding rent on the headquarters building)

•	Group shareholders’ equity: EUR 1,410 million as of June 30, 2004 (+12.6% compared to June 30, 2003)

•	Approval by the Board of Directors of the “Moving Forward” plan

•	Approval by the Board of Directors of Share Attribution Plans for all Group employees and officers

The August 25, 2004 Board of Directors meeting chaired by Denis Kessler approved the financial statements for the first half of 2004.

1. First half 2004 results reflected steady improvement in the technical quality of the Group’s underwriting

Operating income amounted to EUR 70.6 million in the first half 2004, compared with EUR 63.4 million in the first half of 2003, an increase of 11.4%.

Income before tax and goodwill amortization amounted to EUR 98.5 million in the first half of 2004, versus EUR 81.2 million in the first half of 2003, an increase of 21.3%.

Consolidated net income in the first half of 2004 came to EUR 58.1 million compared with EUR 41.9 million in the first half of 2003, an increase of 38.7%.

Operating cash flow for the first half 2004 is EUR –30 million. This situation is the normal consequence of the contraction in Group underwritings, particularly following the stop to certain underwritings in the United States and in Bermuda. Given the current drop in underwritings, payment of claims corresponding to past underwritings is made by utilizing reserves and realizing corresponding investments. The completion of commutations also contributes to the negative cash flow. The Life reinsurance business, which has seen a smaller drop in its underwritings, has maintained its positive operational cash flow.

Technical reserves net of retrocession rose by EUR 177 million in the first half of 2004, or 1.8%, to EUR 9,943 million between December 31, 2003 and June 30, 2004. At constant exchange rates, the increase was 1.3%.

The group share of adjusted shareholders’ equity totaled EUR 1,410 million as of June 30, 2004, up from EUR 704 million on December 31, 2003 and from EUR 1,252 million on June 30, 2003.

2. Business in the first half of 2004 reflected a strategy of controlled underwriting

Gross premiums written in the first half of 2004 totaled EUR 1,308 million, in line with what the Group had previously communicated. This is down 37% from EUR 2,069 million on June 30, 2003. At constant exchange rates, gross premium income contracted by 36%. The decrease was largely due to the expected cutback in premiums issued by the Large Corporate Accounts branch in the first half of 2004 and to the non-renewal of a major Life reinsurance policy booked in the first quarter of 2003.

The Non-Life Reinsurance business (Property and Casualty, Large Corporate Accounts and Credit and Surety) generated gross premium income of EUR 702 million in the first half of 2004, down 45% relative to the first half of 2003.

The underwriting result (operating income before overhead expenses and investment income) came to EUR 62.5 million for the first half 2004, a significant improvement compared to the first half 2003 (EUR –11.4 million).

The net combined ratio for the Non-Life Reinsurance business was 98.9% for the first half 2004, compared with 106.4% for the first half 2003 and 121.3% for the full year 2003.

Operating income for the Non-Life Reinsurance business stood at EUR 50.7 million for the first half 2004, compared with EUR 43.7 million in the first half of 2003. This operating income benefited both from good technical income as well as reduced overhead expenses, but was negatively affected by reduced investment income (lower currency gains and lower proceeds from capital gains compared with the first half of 2003).

The Life Reinsurance business (individual life and group life, health and long-term care, finance, accidents, disability, unemployment) posted gross premium income of EUR 606 million for the first half 2004, down 23% from the first half of 2003. Excluding an exceptional policy of EUR 167 million underwritten in the first quarter of 2003, the decrease in gross premium income would have been only 1.6% compared to the first half 2003.

Operating income of the Life Reinsurance business amounted to EUR 30.1 million for the first half 2004, versus EUR 41.0 million in the first half of 2003. This result was affected by reduced investment income (lower currency gains and lower proceeds from capital gains compared with the first half of 2003).

The Alternative Risk Transfer business (Commercial Risk Partners, “CRP”, ceased underwriting in January 2003) turned in an operating loss of EUR 10.2 million, compared with a loss of EUR 21.3 million in the first half of 2003. This loss was mainly due to lower investment income, exceptional overhead expenses and adjustments prior to commutations.

Commercial Risk Partners finalized certain commutations at the end of the first half 2004, thereby reducing its book by EUR 29 million. CRP’s technical reserves amounted to EUR 974 million at June 30, 2003. The Group having pursued an active policy of commutation, CRP’s technical reserves now amount to EUR 264 million at June 30, 2004.

Group overhead expenses came to EUR 91.3 million, down 9.3% from the first half of 2003. Excluding rent payments on the headquarters building, which was sold in December 2003, operating expenses contracted by 14.8%.

As of June 30, 2004, the Group employed 1,093 people, versus 1,229 people on June 30, 2003.

3. Asset management in the first half of 2004

Investment income amounted to EUR 163.4 million in the first half of 2004, versus EUR 320.8 million in the first half of 2003. Income from ordinary investment activities came to EUR 144.3 million in the first half of 2004, compared with EUR 161.2 million in the first half of 2003. Proceeds from capital gains came to EUR 18.9 million, down from EUR 73.2 million in the first half of 2003, while net currency gains amounted to EUR 0.2 million, versus EUR 86.4 million in the first half of 2003.

This contraction in investment income is explained by the EUR/USD currency matching policy of the Group in a less volatile foreign exchange market, the rising interest rate trends affecting the bond portfolio and limiting the realization of capital gains, as well as equity markets whose trends were mixed.

Investments (marked to market) amounted to EUR 9,731 million on June 30, 2004, up 11% from December 31, 2003. This consists of bonds (59%), cash equivalents (21%), cash deposits (11%), equities and equity interests (6%) and real estate investments (3%).

Unrealized capital gains are reflected in these investments and amounted to EUR 33 million on June 30, 2004, versus EUR 125 million on December 31, 2003. As of June 30, 2004, the equity and equity interests portfolio had unrealized capital gains of EUR 6 million, the bond portfolio showed an unrealized capital loss of EUR 20 million and real estate investments an unrealized capital gain of EUR 47 million.

4. Success of the Oceane 2004-2010 issue

SCOR successfully issued at the end of June 2004 bonds convertible and/or exchangeable into new or existing shares of SCOR (“OCEANE”) due January 1, 2010 for an amount of EUR 200 million. SCOR took advantage of market opportunities at that time to proceed with this OCEANE issue in order to improve the structure of its existing indebtedness by extending its maturity, in particular by contributing in priority to the refinancing of its outstanding 1.00 % OCEANE convertible bonds due January 1, 2005.

5. Approval by the Board of Directors of the “Moving Forward” plan

The Board of Directors, meeting on August 25, 2004, approved the “Moving Forward” plan. This is both an underwriting plan and a capital allocation plan. It covers the period 2005 — 2007. It has two main objectives: to aim for an underlying profitability of 6% above the risk-free interest rate and to guarantee a level of solvency which gives to the SCOR client an “A” level of security throughout the period.

In order to attain these objectives, this plan defines underwriting policies and capital allocation by market and by line of business, while retaining two development scenarios for Non Life reinsurance: a fragmented cycle and a generalized downward cycle. This plan assumes the maintenance of a favorable environment for Life reinsurance, whose premiums should represent in 2007 between 45% and 50% of Group underwritings.

In approving “Moving Forward”, the Board noted with satisfaction the realistic, prudent and rigorous character of the plan.

The “Moving Forward” plan will be presented on Monday, September 6, 2004 in London and on Tuesday, September 7, 2004 in Paris.

6. Approval by the Board of Directors of Share Attribution Plans for all Group employees and officers

In order to associate all of the Group’s employees with its corporate turnaround program, Share Attribution Plans were approved by the Board of Directors meeting on August 25, 2004, on the proposal of the Remunerations and Nominations Committee.

These Plans constitute a means of motivation and participation in the SCOR Group’s development and contribute to mobilizing and tying-in the Group’s expertise.

7 million shares will be allocated for the year 2004. The effect of these plans in 2004 is an accounting charge of EUR 2 million to consolidated income and a reduction of EUR 6 million in Group equity.

7. Key consolidated figures

In EUR million	June 30,	June 30,		December 31,
(at current exchange rates)	2003	2004	% change	2003
Gross premiums written	2,069	1,308	-37%	3,691
Net earned premiums	2,082	1,301	-37%	3,697
Consolidated net income	41.9	58.1	+38%	(314)
Net technical reserves	10,358	9,943	-4%	9,766
Investments (marked to market)	9,645	9,731	+1%	8,778
Consolidated shareholders’ equity	1,016	1,393	+37%	619
Adjusted shareholders’ equity	1,252	1,410	+13%	704

In EUR
Earnings per share**	0.31	0.07	NS	(2.31)
Earnings per share, fully diluted**	0.31	0.07	NS	(2.31)

**	based on 136 million shares in March and December 2003 and 819 million shares in March 2004

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At the end of the Board meeting, Denis Kessler, the Chairman and Chief Executive Officer, stated:

“The first half results show that the Group is pursuing its turnaround. The technical results are better, which reflects the quality of recent underwriting and the prudence of the reserving policy carried out over the prior periods. Premium income, albeit in contraction, is in line with the forecasts at the beginning of the year. It clearly reflects the Group’s policy to right-size its business, to refocus on its core business and to reposition onto its targeted markets. Overheads are being reduced. The net combined ratio of the Non Life reinsurance business is improving. The contribution of the Life reinsurance business to results is significant. The success of the OCEANE issue is encouraging. The three-year “Moving Forward” plan, approved by the Board, illustrates the SCOR Group’s will to do everything it can to provide to its clients the level of solvency which they expect and to its shareholders the level of profitability they want.”

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2004 timetable:

2004 3rd Quarter Results, November 4, 2004
Moving Forward, September 6, 2004 in London and September 7, 2004 in Paris

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of September 10, 2004
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SCOR Group Appointments

•	Mr. Arnaud Chneiweiss has been appointed Director for Strategy and Strategic Holdings for SCOR VIE. His assignment will be to develop SCOR VIE’s Strategy and Strategic Holdings and Partnerships policy. Mr. Arnaud Chneiweiss is a member of the Executive Committee of SCOR VIE.

Mr. Arnaud Chneiweiss, 38, is a graduate of IEP-Paris and the Ecole Nationale d’Administration. He was “administrateur civil” at the French Treasury Department from 1990 to 1997, then advisor to Dominique Strauss-Kahn (1997 — 1999) and Laurent Fabius (2000), at the French Finance Ministry. He joined the SCOR Group as Corporate Secretary in 2001.

•	Mr. Aymeric Oudin has been appointed Director for Planning, Budgeting and Results, in the Finance Department, under the responsibility of Marcel Kahn. He joined the SCOR Group in 2003 as Special Advisor to the Chairman.

Mr. Aymeric Oudin, 35, is a graduate of the Ecole Polytechnique, the Ecole Nationale des Ponts et Chaussées, of the IEP-Paris and is an actuary. He was “Commissaire Contrôleur des Assurances” and then Department Head for Insurance Markets and Products at the French Treasury Department. He participated from 1999 to 2001 in the Insurance Steering Committee for the International Accounting Standards Board.

•	Mrs. Emmanuelle Rousseau has been appointed Corporate Secretary for the SCOR Group, under the responsibility of Mr. Patrick Thourot. Having joined the SCOR Group in 2003, Mrs. Emmanuelle Rousseau has been in charge of legal affairs.

Mrs. Emmanuelle Rousseau, 33, has a “DESS” postgraduate diploma in Corporate Law from the Université de Paris-V and is a member of the Paris Bar. Before joining the SCOR Group, she was a corporate lawyer with the firm of Landwell and Associates. She replaces Mr. Arnaud Chneiweiss who is taking up responsibilities in the SCOR VIE subsidiary.

•	Mr. Jim Root has been appointed Director for Investor Relations and Financial Communications in the Finance Department under the responsibility of Marcel Kahn. He was until now Director for Communications for the SCOR Group, which he joined in 2003.

Mr. Jim Root, 42, is a graduate of Princeton University and the Ecole Supérieure de Commerce de Lyon as well as a Chartered Financial Analyst. He was previously a financial analyst and portfolio manager with Credit Lyonnais and Templeton Asset Management.

•	Mr. Godefroy de Colombe has been appointed Director for Public Affairs for the SCOR Group.

Mr. Godefroy de Colombe, 29, is a graduate of HEC, the Institute for International Relations of Moscow and the John F. Kennedy School at Harvard University. He worked for the financial agency of the French Treasury Department in Moscow (1998 — 2000). He was advisor to the President of the MEDEF (the French Business Confederation) since 2002.

•	Mr. Stéphane Le May has been appointed Investor Relations Officer in the Finance Department Unit responsible for Investor Relations and Financial Communications.

Mr. Stéphane Le May, 30, has a “DESS” postgraduate diploma in Finance from the Université de Paris-Dauphine and a “DESCF” chartered accounting diploma. Mr. Le May joined the SCOR Group in 2003. He was previously a financial analyst with Oddo.

•	Mr. Christian Mainguy has been appointed Head of the Capital Adequacy and Ratings Unit in the Finance Department, under the responsibility of Marcel Kahn. He is in charge of the relationships with the rating agencies and the broker security committees as well as the analysis of the capital adequacy models.

Mr. Christian Mainguy, 40, has an MBA from HEC and a diploma from the Ecole Nationale des Ingénieurs Techniques Agricoles de Dijon. Having joined SOREMA in 1990, he was subsequently in charge of the Latin American market for the Group then Director of the South American office in Sao Paulo.

•	Mr. Eric Lecoeur has been appointed Chief Actuary in the Group Risk Control Department under the responsibility of Mr. Jean-Luc Besson, Chief Risk Officer. Having joined the Group in 1995, Mr. Eric Lecoeur was up until now Chief Actuary of the UK subsidiary of SCOR.

Mr. Eric Lecoeur, 36, is a Qualified Actuary with a diploma from the Institut de Statistique de l’Université de Paris and a Fellow of the Institute of Actuaries.

•	Mr. Emmanuel Durousseau has been appointed Director for Group Retrocessions and Catastrophe Risk Control in the Group Risk Control Department under the responsibility of Mr. Jean-Luc Besson, Chief Risk Officer.

Mr. Emmanuel Durousseau, 37, is a Qualified Actuary with a diploma from the Institut de Science Financière et d’Assurances de Lyon. Having joined the SCOR Group in 1994, he was up until now the Deputy Director for Retrocession.

•	Mr. Antoine Bricard has been appointed Deputy Technical Director in the Group Risk Control Unit under the responsibility of Mr. Jean-Luc Besson, Chief Risk Officer. He will be in charge of developing the expertise and legal assistance input for insurance and reinsurance for the Group within the Technical Department.

Mr. Antoine Bricard, 54, has a Master’s Degree in Law. He joined the SCOR Group in 1991. Mr. Antoine Bricard, after starting his career in the AIG Group, has developed his expertise with Large Industrial Risk Broking before joining the SCOR Group. He was up until now Deputy Legal Director.